Mail Stop 4561

August 20, 2007

Clive Kabatznik
President and Chief Financial Officer
Silverstar Holdings Ltd.
1900 Glades Road, Suite 435
Boca Raton, FL 33431

> **Re:** **Silverstar Holdings Ltd.**
> **Registration Statement on Form S-3**
> **Filed July 23, 2007**
> **File No. 333-144770**

Dear Mr. Kabatznik:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 15

1. We note the following disclosure in the penultimate paragraph on page 15: "None of the selling shareholders are broker-dealers except for the selling shareholders specified on the table below as a broker-dealer or an affiliate of a broker-dealer." It appears, however, that Roth Capital Partners is a registered broker-dealer. Please identify in the table all selling shareholders that are broker-dealers or affiliates of broker-dealers, including Roth Capital Partners if applicable.

2. The Selling Shareholders table on page 16 identifies Credit Suisse Securities (USA) LLC as a broker-dealer. Please disclose how Credit Suisse obtained the common stock and warrants to which this registration statement relates. The existing disclosure suggests that these securities were purchased for cash as a private

placement investor. Unless Credit Suisse received the securities being registered for resale as transaction-based compensation for investment banking services, it should be specifically named as an underwriter in your registration statement.

3.   Please clarify, using footnotes to the selling shareholder table on page 16 or other appropriate manner, which selling shareholders hold (i) the 56,180 shares of your common stock issued in connection with the December 2006 acquisition of Empire Interactive and (ii) the 371,428 shares of your common stock issued in the November 2006 private placement. In addition, please provide a materially complete discussion of how these selling shareholders obtained the securities being registered for resale in the Empire Interactive acquisition and the November 2006 private placement, respectively.

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 704-6288
        Henry I. Rothman, Esq.
        Troutman Sanders LLP
        Telephone: (212) 704-6000